United States securities and exchange commission logo





                             January 15, 2021

       Wenhui Xiong
       Chairman and Chief Executive Officer
       NB Merger Corp.
       Room 801, Building C
       SOHO Square, No. 88
       Zhongshan East 2nd Road, Huangpu District
       Shanghai, 200002, China

                                                        Re: NB Merger Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed December 21,
2020
                                                            File No. 333-251559

       Dear Mr. Xiong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed December 21, 2020

       Did Newborn's board of directors obtain a third-party valuation . . .?, page 2

   1. While we note the disclosure regarding a lack of a fairness opinion, you also disclose that
                                                        Newborn's "financial
advisor" will receive shares as a "success fee." Please reconcile, and revise to disclose the
nature and scope of advice that advisor provided to Newborn. See also Item 4(b) to Form
S-4.
       Are Nuvve's stockholders required to approve the Acquisition Merger, page 4

   2. Please revise to clarify whether the number of stockholders who entered into the support agreements is
sufficient to approve the merger. If it is not, disclose the number and
 Wenhui Xiong
NB Merger Corp.
January 15, 2021
Page 2
         percentage of additional shares required to secure such approval. Purchase and Option Agreement, page 15

3. If the person or entity that is the counterparty to this agreement is an affiliate of Nuvve, as indicated by your disclosure on page 174, please revise to identify that person or entity.
Interests of Certain Persons in the Business Combination, page 77

4. We note the interests you describe relate only to affiliates of Newborn Acquisition.
         Expand to discuss the interests of affiliates of Nuvve.
NBAC's interaction with Nuvve, page 79

5. Please revise to clarify how the nature and amount of consideration evolved as a result of negotiations between the parties, including each proposal and counterproposal. Currently, it appears from your disclosure that only one proposal was made. Provide similar disclosure regarding the material terms of the merger agreement and other agreements related to the transaction, such as the purchase and option agreement and the planned
         PIPE transaction.
Recommendation of Newborn's Board of Directors, page 84

6. Please revise to disclose whether, and if so how, Newborn's board concluded that the acquisition satisfied the 80% test referenced on page 2.
Material U.S. Federal Income Tax Consequences of the Business Combination, page
94

7. We note the numerous uncertain tax consequences and possible alternatives disclosed here and in your summary and risk factors. Please file the exhibit required by Item 601(b)(8)
         of Regulation S-K. Ensure the disclosure in this section names counsel and states clearly that the disclosure represents its opinion.
Intellectual Property, page 118

8. Please revise to discuss the agreement with the University of Delaware mentioned on page
         174 and its significance to your intellectual property portfolio and business. Describe the rights afforded to you under the agreement, such as whether you own or are merely assigned the rights for a limited duration. Also described the claims covered by the intellectual property and file the agreement as an exhibit.
Certain Transactions of Nuvve, page 174
FirstName LastNameWenhui Xiong
9. Please discuss and quantify the deferred compensation arrangements mentioned on page
Comapany
       F-21,NameNB
             includingMerger Corp.
                        whether any amounts will be paid upon completion of the transactions
Januarydiscussed
        15, 2021 in this2document.
                  Page
FirstName LastName
 Wenhui Xiong
FirstName
NB MergerLastNameWenhui   Xiong
           Corp.
Comapany
January 15,NameNB
           2021    Merger Corp.
January
Page 3 15, 2021 Page 3
FirstName LastName
Shares Eligible For Future Sale, page 177

10. Please revise to discuss limitations on the use of Rule 144 as a result of Newborn
         Acquisition's shell company status.
Exhibits

11. Please ensure that each of the agreements described in your disclosure beginning on page
         14 are included as exhibits. We note, for example, it appears that the Earn-Out Escrow
         Agreement is not listed as an exhibit. Please also file as exhibits the employment agreements described on pages 168-169.
General

12. We note the disclosure regarding the PIPE investment. Please tell us how you determined it is appropriate to register NB Merger's issuance of shares to the PIPE investors following the reincorporation.
13. Please tell us why you are attempting to register the issuance of shares underlying the options you plan to assume in connection with the transactions. It is unclear why you do not intend to use Form S-8.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Charles Eastman at (202) 551-3794 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Giovanni Caruso